Multi-Class Plan for Aristotle Funds Series Trust

Adopted [    ], 2022

This Plan (the “Plan”) is adopted by the Aristotle Funds Series Trust (the “Trust”) pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “Act”), and sets forth the general characteristics of, and the general conditions under which the Trust may offer, multiple classes of shares of its now existing and hereafter created series (each a “Fund,” collectively the “Funds”). The Funds may from time to time issue one or more of the following classes of shares: Class A shares, Class C shares, Class I shares, Class R6 shares, and Class I-2 shares. This Plan, adopted by the Trust pursuant to Rule 18f-3 under the Act, sets forth the distribution and service arrangements, expenses, and exchange features of each class. This Plan is subject to change by action of the Board of Trustees of the Trust (the “Trustees”).

1. Features of the Classes.

Shares of each class of a Fund shall represent an equal pro rata interest in such Fund and, generally, shall have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, and terms and conditions, except that: (a) each class shall have a different designation; (b) each class shall bear any Class Expenses, as defined in section 4 below; and (c) each class shall have exclusive voting rights on any matter submitted to shareholders that relates solely to it or its distribution and/or servicing arrangement and each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. Each class shall be subject to such investment minimums and other conditions of eligibility as are set forth in the Trust’s prospectuses and/or statements of additional information, as may be amended or supplemented from time to time (collectively, the “Prospectuses”). In addition, each class shall have the attributes described in Sections 2, 3, 5, and 6 below. A class of shares of a Fund may have attributes in one Fund that are different from the attributes attributable to that same-named class in another Fund, to the extent consistent with applicable legal requirements. Particular classes of shares of a Fund shall be available to such categories of investors as are specified from time to time in the Prospectuses.

2. Sales Charge Structure.

(a) Class A Shares. Class A shares of each applicable Fund shall be offered at the then-current net asset value plus a front-end sales charge. The front-end sales charge shall be in such amount as is disclosed in the applicable Prospectus and shall be subject to waiver or reductions for larger purchases and such waivers or reductions as are disclosed in the Prospectus, as may be amended or supplemented from time to time, and as permitted by Rule 22d-1 under the Act. Class A shares generally shall not be subject to a contingent deferred sales charge (a “CDSC”) provided, however, that such a charge may be imposed when the front-end sales charge was waived on the purchase of shares and those shares are redeemed within a certain period of time from the date of purchase and/or in such other cases as are disclosed in the applicable Prospectus, subject to the supervision of the Trustees.

(b) Class C Shares. Class C shares of each applicable Fund shall be offered at the then-current net asset value without the imposition of a front-end sales charge. A CDSC in such amount as is described in the applicable Prospectus, shall be imposed on Class C shares, subject to such waivers or reductions as are described in the Prospectus and as permitted by Rule 22d-1 under the Act, subject to the supervision of the Trustees.

(c) Class I Shares. Class I shares of each applicable Fund shall be offered at the then-current net asset value without the imposition of a front-end sales charge. Class I shares shall not be subject to a CDSC.

(d) Class R6 Shares. Class R6 shares of each applicable Fund shall be offered at the then-current net asset value without the imposition of a front-end sales charge. Class R6 shares shall not be subject to a CDSC.

(e) Class I-2 Shares. Class I-2 shares of each applicable Fund shall be offered at the then-current net asset value without the imposition of a front-end sales charge. Class I-2 shares shall not be subject to a CDSC.

3. Distribution and Service Fees.

(a) Each class of shares other than Class I, Class R6, and Class I-2 shares has adopted a distribution and service plan pursuant to Rule 12b-1 under the Act with the terms as set forth in the Class A and Class C Distribution and Service Plan, as approved by the Trustees, and as such plan may be amended from time to time (the “Distribution and Service Plan”).

(b) Class A shares. Class A shares pay distribution and service fees pursuant to the Distribution and Service Plan. Class A shares also bear any costs associated with obtaining Class A shareholder approval of the Distribution and Service Plan (or an amendment to the Distribution and Service Plan). Pursuant to the Distribution and Service Plan, Class A shares may pay up to 0.25% of the relevant Fund’s average daily net assets attributable to the Class A shares. Amounts payable under the Distribution and Service Plan are subject to such further limitations as the Trustees may from time to time determine and as set forth in the Prospectuses. In addition, Class A shares may reimburse the Funds’ distributor (the “Distributor”) or other persons for shareholder servicing or sub-transfer agency services, in amounts calculated in a manner approved from time to time by the Trustees, as described in the applicable Prospectuses.

(c) Class C shares. Class C shares pay distribution and service fees pursuant to the Distribution and Service Plan. Class C shares also bear any costs associated with obtaining shareholder approval of the Distribution and Service Plan (or an amendment to the Distribution and Service Plan). Pursuant to the Distribution and Service Plan, Class C shares may pay up to 1.00% of the relevant Fund’s average daily net assets attributable to the Class C shares. Amounts payable under the Distribution and Service Plan are subject to such further limitations as the Trustees may from time to time determine and as set forth in the registration statement of each Fund as from time to time in effect. In addition, Class C shares may reimburse the Distributor or other persons for shareholder servicing or sub-transfer agency services, in amounts calculated in a manner approved from time to time by the Trustees, as described in the applicable Prospectuses.

4. Allocation of Income and Expenses.

(a) The gross income of each Fund shall, generally, be allocated to each class on the basis of net assets. To the extent practicable, certain expenses (other than Class Expenses as defined below which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the net assets of each class of the Fund. These expenses include:

(1)

Expenses incurred by the Trust (for example, fees of Trustees, auditors and legal counsel) not attributable to a particular Fund or to a particular class of shares of a Fund (“Trust Level Expenses”); and

(2)

Expenses incurred by a Fund not attributable to any particular class of the Fund’s shares (for example, advisory fees, custodial fees, or other expenses relating to the management of the Fund’s assets) (“Fund Expenses”).

(b) Expenses attributable to a particular class (“Class Expenses”) shall be limited to: (i) payments made pursuant to a Distribution and Service Plan; (ii) transfer agent fees attributable to a specific class; (iii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxies to current shareholders of a specific class; (iv) state notice registration fees incurred by a class; (v) SEC registration fees incurred by a class; (vi) the expense of administrative personnel and services to support the shareholders of a specific class; (vii) litigation or other legal expenses relating solely to one class; and (viii) Trustees’ fees incurred as a result of issues relating to one class. Expenses in category (i) above must be allocated to the class for which such expenses are incurred. All other Class Expenses listed in categories (ii)-(viii) above may be allocated to a class but only if the Trust’s president or principal financial officer have determined, subject to the Trustees’ approval or ratification, which of such categories of expenses will be treated as Class Expenses, consistent with applicable legal principles under the Act and the Internal Revenue Code, as amended (the “Code”).

Therefore, expenses of a Fund shall be apportioned to each class of shares depending on the nature of the expense item. Trust Level Expenses and Fund Expenses will be allocated among the classes of shares based on their relative net asset values. Approved Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes.

Thus, if a Class Expense can no longer be attributed to a class, it shall be charged to a Fund for allocation among classes, as determined by the Trustees. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Trustees in light of the requirements of the Act and the Code. The Trust reserves the right to utilize any other appropriate method to allocate income and expenses among the classes, including those specified in Rule 18f-3(c)(1) under the Act, provided that a majority of the Trustees, including a majority of those Trustees of the Trust who are not “interested persons” as such term in defined in the Act (“Independent Trustees”) and who have no direct or indirect financial interest in the operation of this Plan, determine that the method is fair to shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

5. Exchange Privileges.

(a) Class A shares. Class A shares of any Fund may be exchanged, at the holder’s option, for Class A shares of any other Fund that offers Class A shares without the payment of a sales charge provided that the amount being exchanged satisfies the minimum investment required, the Fund is accepting additional investments by such exchanges, and the shareholder is a resident of a state in which shares of the Fund are qualified for sale and qualifies to purchase shares of that Fund. The holding period for determining any CDSC will include the holding period of the shares exchanged.

(b) Class C shares. Class C shares of any Fund may be exchanged, at the holder’s option, for Class C shares of any other Fund that offers Class C shares without the payment of a sales charge provided that the amount being exchanged satisfies the minimum investment required, the Fund is accepting additional investments by such exchanges, and the shareholder is a resident of a state in which shares of the Fund are qualified for sale and qualifies to purchase shares of that Fund. The holding period for determining any CDSC will include the holding period of the shares exchanged.

(c) Class I shares, Class R6 shares, and Class I-2 shares. Class I shares, Class R6 shares and Class I-2 shares of any Fund may be exchanged, at the holder’s option, for, respectively, Class I shares, Class R6 shares, and Class I-2 shares of any other Fund that offers Class I shares, Class R6 shares, and Class I-2 without the payment of a sales charge provided that the amount being exchanged satisfies any minimum investment required, the Fund is accepting additional investments by such exchanges, and the shareholder is a resident of a state in which shares of the Fund are qualified for sale and qualifies to purchase shares of that Fund.

Exchange privileges amongst the Funds are subject to such exceptions and such terms and limitations as are disclosed in the Prospectuses. The Trust may in the future impose a transactional fee for exchanges upon approval by the Trustees, which would be charged against the amount a shareholder exchanges. The share exchange privilege shall be administered as described in the Prospectuses.

6. Conversion Features.

(a) Class C shares. A Fund shareholder’s Class C shares will automatically convert to Class A shares on approximately the first business day of the month following the sixth anniversary in which the issuance of the Class C shares occurred, together with a pro rata portion of all Class C shares representing dividends and other distributions paid in additional Class C shares. The conversion of Class C shares into Class A shares may be suspended or discontinued by the Trustees in the event that counsel to the Trust determines that, in light of applicable law or regulation, there is a significant risk that such conversion would be a taxable event to converting shareholders. The Class C shares so converted will no longer be subject to the higher expenses borne by Class C shares. The conversion will be effected at the relative net asset values per share of the two classes.

7. Dividends/Distributions.

Each Fund pays out as dividends net investment income and net realized short-term capital gains as described in its Prospectus.

All dividends and/or distributions will be paid in the form of additional shares of the class of shares of the Fund to which the dividends and/or distributions relate, unless the shareholder elects to receive cash. Dividends paid by each Fund are calculated in the same manner and at the same time with respect to each class.

8. Quarterly and Annual Reports. The Trustees shall receive quarterly and annual reports concerning all allocated Class Expenses.

9. Waiver or Reimbursement of Expenses. Expenses may be waived or reimbursed by any adviser to the Trust, by the Trust’s Distributor or any other provider of services to the Trust without the prior approval of the Trustees, provided such waiver is consistent with applicable requirements under the Act and the Code. In addition, the adviser to a Fund may choose to waive or reimburse Fund Expenses for one or more classes of a Fund in an amount greater than other classes of the same Fund, if the terms of such waiver or such reimbursement have been approved by a majority of the Trustees and a majority of the Independent Trustees.

10. Effectiveness of Plan. This Plan shall not take effect until it has been approved by votes of a majority of both (a) the Trustees and (b) the Independent Trustees.

11. Material Modifications. This Plan may not be amended to modify materially its terms unless such amendment is approved in the manner provided for initial approval in Section [10] of this Plan.

12. Limitation of Liability. The Trustees of the Trust and the shareholders of each Fund shall not be liable for any obligations of the Trust or any Fund under this Plan, and the Distributor or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or such Funds in settlement of such right or claim, and not to such Trustees or shareholders.

Effective Date: [    ], 2022

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